Exhibit 99.2

Entrée Resources Announces 2021 AGM Results

VANCOUVER, BC, June 10, 2021 /CNW/ - Entrée Resources Ltd. (TSX: ETG) (OTCQB: ERLFF) – the "Company" or "Entrée") is pleased to announce the results of voting at its annual general meeting of shareholders which was held today (the "Meeting"). All matters submitted to shareholders for approval as set out in the Company's Notice of Meeting and Information Circular, both dated May 6, 2021, were approved by the requisite majority of votes cast at the Meeting.

NUMBER OF DIRECTORS
Shareholders approved setting the number of directors at six.

ELECTION OF DIRECTORS
The details of the voting results for the election of directors are set out below:

	Votes For		Withheld Votes
Director	#	%	#	%
Mark Bailey	103,880,958	98.61	1,467,966	1.39
Alan Edwards	103,582,197	98.32	1,766,727	1.68
James Harris	103,604,637	98.34	1,744,287	1.66
Michael Price	103,472,160	98.22	1,876,764	1.78
Stephen Scott	103,660,653	98.40	1,688,271	1.60
Anna Stylianides	103,590,317	98.33	1,758,607	1.67

APPOINTMENT OF AUDITORS
Davidson & Company LLP, Chartered Professional Accountants was re-appointed auditors of the Company for the ensuing year at the remuneration to be fixed by the directors.

DEFERRED SHARE UNIT PLAN
Shareholders approved the Company's Deferred Share Unit Plan and ratified grants made during the financial year ended December 31, 2020.

Detailed voting results for the Meeting are available on SEDAR at www.sedar.com.

ABOUT ENTRÉE RESOURCES LTD.
Entrée Resources Ltd. is a well-funded Canadian mining company with a unique carried joint venture interest on a significant portion of one of the world's largest copper-gold projects – the Oyu Tolgoi project in Mongolia.  Entrée has a 20% or 30% carried participating interest in the Entrée/Oyu Tolgoi joint venture, depending on the depth of mineralization. Sandstorm Gold, Rio Tinto and Turquoise Hill Resources are major shareholders of Entrée, holding approximately 24%, 9% and 8% of the shares of the Company, respectively.  More information about Entrée can be found at www.EntreeResourcesLtd.com.

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SOURCE Entrée Resources

View original content: http://www.newswire.ca/en/releases/archive/June2021/10/c3512.html

%CIK: 0001271554

For further information: David Jan, Investor Relations, Entrée Resources Ltd., Tel: 604-687-4777 | Toll Free: 1-866-368-7330, E-mail: djan@EntreeResourcesLtd.com

CO: Entrée Resources

CNW 16:30e 10-JUN-21